EXTENDED COVERAGE RIDER

This rider is part of your policy. All definitions, provisions, and exceptions of the policy apply to this rider unless changed by this rider. The effective date is the Policy Date unless another date is shown on the current Data Pages.

ELIGIBILITY The provisions described below will be applicable only if the Insured is living on"the Maturity Date as defined in your policy.

RIDER PROVISIONS This rider provides that:
1. We will continue your policy in force, and the Maturity Date will be the date of the Insured's death.

2. We will pay the beneficiary death proceeds equal to 105% of the Accumulated Value, less any loans and loan interest, as of the date of the Insured's death.

3. The cost of insurance and monthly administrative charge will both be zero.

4. No additional payments will be allowed, and no adjustment options will be available.

TERMINATION This rider ends on the first of:

1. Termination of your policy; or

2. Our receipt of your Written Request to cancel it. To be effective on a specific Monthly Date your Written Request must be received by us within 31 days after that date. We may require you to send your policy to the home office to record the cancellation.

SF 387